SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MBIA INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

55262C100
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

     IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

January 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Warburg Pincus Private Equity X, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0849130

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡¶

EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡¶

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of common stock, par value $1.00 per share (the
“Common Stock”), of MBIA Inc. (“MBIA”), but does not include the $300,000,000 of Common Stock (or
24,691,358 shares of Common Stock) that WP X intends to purchase in MBIA’s public offering of Common Stock, as described in Item 4 hereof.
¶ Includes 524,193 shares of Common Stock held by Warburg Pincus X Partners, L.P., an affiliated Delaware lim-
ited partnership.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Warburg Pincus X L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0403670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Warburg Pincus X LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0403605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Warburg Pincus Partners, LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Warburg Pincus & Co.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Warburg Pincus LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Charles R. Kaye
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,847,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

1	NAME OF REPORTING PERSONS
Joseph P. Landy
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		14,876,192†‡

EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0

PERSON WITH	10	SHARED DISPOSITIVE POWER
24,827,952†‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,827,952†‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%*

14	TYPE OF REPORTING PERSON
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes warrants currently exercisable for 8,698,920 shares of Common Stock of MBIA, but does not include the
$300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) that WP X intends to purchase in
MBIA’s public offering of Common Stock, as described in Item 4 hereof.
* Calculation based on the total number of shares of Common Stock includes 141,514,175 currently outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to Warburg Pincus Private Equity X, L.P. on January 30, 2008 (which does not include B-warrants and the
B2-warrants described in Item 4).

     Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”). The principal executive offices of MBIA are located at 113 King Street, Armonk, New York 10504.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)    The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)    The principal business of WP X is that of making private equity and related investments. The principal business of WP X LP is acting as general partner of WP X. The principal business of WP X LLC is acting as general partner of WP X LP. The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP X LLC. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is managing certain private equity funds, including WP X. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)    During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    WP X, WP X LP and WP X LLC are organized under the laws of Delaware. WP Partners, WP and WP LLC are organized under the laws of New York. Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the 16,129,032 shares of Common Stock acquired by WP X on January 30, 2008 was $500,000,000. WP X obtained the funds from working capital.

Item 4. Purpose of the Transaction

     The purchase by WP X of the Common Stock was effected because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in MBIA through shares of Common Stock or other capital stock of MBIA in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of MBIA’s capital stock, subsequent developments affecting MBIA, MBIA’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

     On December 10, 2007, WP X entered into an Investment Agreement with MBIA. Pursuant to the terms of such Investment Agreement, on January 30, 2008, the date of the closing, (i) WP X purchased a total of 16,129,032 shares of Common Stock for an aggregate purchase price of $500,000,000 and (ii) WP X received warrants exercisable for a total of 16,129,032 shares of Common Stock. On February 6, 2008, WP X entered into an Amended and Restated Investment Agreement (as amended and restated, the “Investment Agreement”) with MBIA, which is described below, and MBIA announced a $750,000,000 public offering of Common Stock (the “Offering”).

The Investment Agreement

     Pursuant to the terms of the Investment Agreement and the transactions contemplated thereby, on January 30, 2008, WP X made an investment of $500,000,000 in MBIA through the acquisition of 16,129,032 shares of Common Stock. WP X also received warrants currently exercisable to purchase 8,698,920 shares of Common Stock at a price of $40.00 per share (“warrants”), and B-warrants which, upon obtaining certain shareholder approvals, will become exercisable to purchase 7,430,112 shares of Common Stock at a price of $40.00 per share (“B-warrants”). The term of each of the warrants and the B-warrants is seven years. The Common Stock, the warrants and the B-warrants purchased by WP X are subject to transfer restrictions for a minimum of one year and up to three years.

     Pursuant to the terms of the Investment Agreement, the Board of Directors of MBIA (the “Board”) appointed David A. Coulter and Kewsong Lee as directors, effective January 30, 2008, each to serve until his successor shall have been appointed and qualified or until he shall have resigned or been removed. Mr. Coulter will serve as a member of the Compensation & Organization Committee, the Credit Risk Committee and the Executive Committee until the next annual meeting of shareholders. Mr. Lee will serve as a member of the Finance Committee and the Nominating/Corporate Governance Committee until the next annual meeting of shareholders. Subject to certain share ownership requirements described in the Investment Agreement, MBIA will be required to recommend to its shareholders the election of up to two directors nominated by WP X at MBIA’s annual meeting, and WP X’s nominees will be required to be MBIA’s and MBIA’s Nominating/Corporate Governance Committee’s nominees to serve on the Board. In connection with the Investment Agreement, on January 25, 2008, the Board amended MBIA’s bylaws to increase the maximum Board size from twelve to thirteen members, effective January 30, 2008.

     Pursuant to the terms of the Investment Agreement, WP X committed to backstop a possible future shareholder rights offering, prior to March 31, 2008, of up to $500,000,000; WP X’s obligation to backstop a possible future shareholder rights offering will be reduced by the sum of (i) the aggregate offer price of the shares of Common Stock sold in the Offering and (ii) the aggregate purchase price of any preferred stock that MBIA sells to WP X in connection with the Offering. As described below, the rights offering obligation is no longer in effect.

     Under the backstop commitment for the Offering, MBIA may elect to sell to WP X (the “Backstop Commitment”) a number of shares of preferred stock for an aggregate purchase price equal to the difference, if any, between (i) $750,000,000 and (ii) the product of (A) the per share closing offering price of the Common Stock in the Offering and (B) the number of shares of Common Stock sold in the Offering (such difference, the “Backstop

Shortfall Amount”). WP X has the option, exercisable at any time prior to the later of the closing of the Offering or February 15, 2008, to purchase up to $300,000,000 of preferred stock (the “Backstop Option”) that is described below. The Backstop Shortfall Amount will be decreased on a dollar-for-dollar basis to the extent of WP X’s exercise of the Backstop Option.

     Pursuant to the terms of the Investment Agreement, on February 6, 2008, WP X received B2-warrants which, upon obtaining certain shareholder approvals, will become exercisable to purchase a total of 4,000,000 shares of Common Stock at a price of $16.20 per share (“B2-warrants”). The term of the B2-warrants is seven years, and the B2-warrants are subject to the same transfer restrictions as the B-warrants. If WP X purchases any preferred stock pursuant to the Backstop Commitment, MBIA will also deliver to WP X additional B2-warrants exercisable to purchase the number of shares of Common Stock equal to the product of (i) 4,000,000 and (ii) the quotient resulting from dividing (A) the Backstop Shortfall Amount by (B) $450,000,000, but in no event more than 4,000,000. For the reasons described in the paragraph below, WP X does not expect to receive additional B2-warrants.

     On February 7, 2008, MBIA announced that the Offering was increased to $1,000,000,000 and priced at $12.15 per share. In connection therewith, WP X advised MBIA that it intends to purchase $300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) in the Offering and that, if the closing of that purchase occurs, it does not intend to exercise the Backstop Option. The closing of the Offering is expected to occur on February 13, 2008. In addition, MBIA issued a press release on February 7, 2008 stating that it does not intend to use the Backstop Commitment. As a result and subject to the foregoing, WP X does not expect to acquire any preferred stock, and its obligation to backstop the rights offering described above will no longer be in effect.

     The foregoing summary of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Investment Agreement, a copy of which is attached as Exhibit 2 to this Schedule 13D, and which is incorporated herein by reference.

The Warrants

     The warrants and the B-warrants are exercisable in whole or in part any time beginning on January 30, 2008 until January 30, 2015, and the B2-warrants received by WP X on February 6, 2008 are exercisable in whole or in part any time beginning on February 6, 2008 until February 6, 2015. The exercise price and the number of shares of Common Stock issuable upon exercise of the warrants, the B-warrants and the B2-warrants (collectively, the “Warrants”) are subject to certain anti-dilution adjustments. Prior to the obtaining of certain shareholder approvals as may be necessary under any applicable law or regulation or requirement of any applicable securities exchange, any exercise of the B-warrants or of the B2-warrants must occur on a net exercise basis and the warrantholder can only receive cash upon exercise. The required shareholder approvals that must be obtained prior to any exercise of the B-warrants or of the B2-warrants for shares of Common Stock are not expected to occur within sixty days of the date of this Statement.

     The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrants, copies of which are being filed as Exhibit 3 (warrant), Exhibit 4 (B-warrant) and Exhibits 6 and 7 (B2-warrants) to this Schedule 13D, and which are incorporated herein by reference.

The Voting Trust Agreement

     Of the 16,129,032 shares of Common Stock acquired by WP X on January 30, 2008, 9,951,760 of such shares (the “Voting Trust Shares”) were immediately deposited by WP X into a voting trust pursuant to a Voting Trust Agreement (the “Voting Trust Agreement”), dated as of January 30, 2008, by and among MBIA, WP X and U.S. Bank National Association, as voting trustee (the “Voting Trustee”) , and WP X received a voting trust certificate in exchange for its deposit of the Voting Trust Shares. Pursuant to the terms of the Voting Trust Agreement, the Voting Trustee has voting power over the Voting Trust Shares and WP X has investment power over the Voting Trust Shares. The Voting Trustee has the right and power to vote and exercise all other rights with respect to the Voting Trust Shares, either in person or by proxy, on every matter for which the Voting Trust Shares may be voted, or to give written consent in lieu of voting thereon. The Voting Trustee must vote the Voting Trust Shares solely in proportion with the votes cast by all holders of voting securities of MBIA on any matter put before them. WP X will receive any dividends or distributions paid in shares of Common Stock or other voting securities of MBIA having voting powers. The voting trust may be terminated by, among other things, notice given to the Voting Trustee by holders of the outstanding voting trust certificates at any time following the receipt of all required insurance regulatory approvals.

     WP X may enter into an additional voting trust agreement with respect to some or all of the shares of Common Stock to be purchased in the Offering.

     The foregoing summary of the Voting Trust Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Trust Agreement, a copy of which is being filed as Exhibit 5 to this Schedule 13D, and which is incorporated herein by reference.

Preferred Stock

     As a result of the intention of WP X not to exercise the Backstop Option assuming the closing of WP X’s purchase in the Offering, and MBIA’s intention not to call upon the Backstop Commitment, WP X does not currently expect any of the preferred stock to be issued.

     The terms of the non-voting participating convertible preferred stock (“preferred stock”) would have provided that the preferred stock is non-voting and is mandatorily convertible into Common Stock once all shareholder approvals necessary for such conversion are received by MBIA. The preferred stock would generally be entitled to the same dividends as Common Stock. In the event that the preferred stock has not converted to common stock prior to the six month anniversary of its issuance, the holders of the majority of the preferred stock would have a consent right over the payment of dividends on Common Stock. For periods starting on or after July 1, 2008, the preferred stock would accrue an additional dividend, payable in kind, at an annual rate of 10%.

     Upon receipt of any required shareholder approval, each share of preferred stock would automatically convert into Common Stock. The number of shares of Common Stock into which a share of preferred stock would convert will be determined by dividing $1,000 (plus any accrued an unpaid dividends) by $12.15, subject to certain anti-dilution adjustments. Beginning one year following the date that the preferred stock is issued, the holder may require MBIA to redeem the preferred stock, subject to certain limitations, at a redemption price equal to 1.2 times the greater of (i) $1,000 per share (plus any accrued and unpaid dividends) or (ii) the market price of the Common Stock that would have been received for one share of preferred stock had such preferred stock been converted one business day prior to the date of the notice related to such redemption. WP X generally is entitled to redeem only up to one-third of the aggregate remaining preferred stock during any one year. However, WP X may redeem an amount greater than this cap under certain circumstances and, in particular, may do so unless (i) MBIA reasonably believes that after giving effect to the incremental optional redemption, it will not have adequate capital and liquidity to conduct its business in a substantially identical manner or (ii) MBIA reasonably believes, after consultation with the rating agencies, that payment of the incremental optional redemption will result in adverse action by any rating agencies.

     In the event of a change of control of MBIA, the holders of preferred stock are entitled to receive significant payments. Holders of preferred stock are entitled to receive either (i) the consideration such holders would have received had the preferred stock been converted to Common Stock plus dividends that such holders would otherwise have received through the fifth anniversary of the change of control or (ii) by delivering a redemption request within sixty days after the change of control, the base liquidation value of the preferred stock plus dividends that such holders would otherwise have received through the fifth anniversary of such date.

     As described above, in connection with WP X’s intention to purchase $300,000,000 of Common Stock (or 24,691,358 shares of Common Stock) in the Offering, WP X does not expect to acquire any preferred stock.

     The foregoing summary of the preferred stock is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Certificate of Amendment, a copy of which is attached as Exhibit 8 to this Schedule 13D, and which is incorporated herein by reference.

Additional Disclosure

     Except as set forth above, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of MBIA, or the disposition of securities of MBIA; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MBIA or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of MBIA or any of its subsidiaries; (d) any change in the present Board or management of MBIA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of MBIA; (f) any other material change in MBIA’s business or corporate structure; (g) any changes in MBIA’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MBIA by any person; (h) causing a class of securities of MBIA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of MBIA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)    WP X is the beneficial owner of 14,876,192 shares of Common Stock (over which it exercises both voting and investment power), the indirect beneficial owner of the 9,951,760 Voting Trust Shares (over which it exercises investment power), and the direct beneficial owner of warrants exercisable for a total of 8,698,920 shares of Common Stock, collectively representing approximately 16.5% of the outstanding shares of Common Stock (based on the 141,514,175 shares of Common Stock outstanding as of the close of business on February 5, 2008 (based on information provided by MBIA) and the 8,698,920 warrants issued to WP X on January 30, 2008). As described in Item 4, supra, the Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of the B-warrants or of the B2-warrants. Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 16,129,032 shares of Common Stock and warrants exercisable for a total of 8,698,920 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock and the Warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which WP X has beneficial ownership.

(b)    See Item 5(a) above.

(c)    On January 30, 2008, WP X acquired 16,129,032 shares of Common Stock for an aggregate purchase price of $500,000,000. On January 30, 2008, WP X also received warrants currently exercisable for 8,698,920 shares of Common Stock and B-warrants which, upon obtaining certain shareholder approvals, will become exercisable for 7,430,112 shares of Common Stock (in each case, subject to anti-dilution adjustments as described in Item 4). On February 6, 2008, WP X received B2-warrants which, upon obtaining certain shareholder approvals, will become exercisable for a total of 4,000,000 shares of Common Stock (subject to anti-dilution adjustments as described in Item 4). The Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of the B-warrants or of the B2-warrants. On January 30, 2008, 9,951,760 shares of the 16,129,032 shares of Common Stock of WP X were immediately deposited by WP X into a voting trust pursuant to the Voting Trust Agreement. Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on February 8, 2008, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as

Exhibit 1 and incorporated herein by reference.

      The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

     Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of MBIA.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus Private
Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X
LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles
R. Kaye and Joseph P. Landy

Exhibit 2	Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 3	Warrant, dated as of January 30, 2008, to purchase 8,698,920 Shares of Common Stock of
MBIA Inc.

Exhibit 4	B-Warrant, dated as of January 30, 2008, to purchase 7,430,112 Shares of Common Stock of
MBIA Inc.

Exhibit 5	Voting Trust Agreement, dated as of January 30, 2008, by and among MBIA Inc., Warburg
Pincus Private Equity X, L.P. and U.S. Bank National Association

Exhibit 6	B2-Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current Report on
Form 8-K, filed on February 7, 2008)

Exhibit 7	B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common Stock of
MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current Report on
Form 8-K, filed on February 7, 2008)

Exhibit 8	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008
WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a
Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a
Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus
Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P.,
Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co.,
Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy

Exhibit 2	Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on
February 7, 2008)

Exhibit 3	Warrant, dated as of January 30, 2008, to purchase 8,698,920 Shares of Common
Stock of MBIA Inc.

Exhibit 4	B-Warrant, dated as of January 30, 2008, to purchase 7,430,112 Shares of Common
Stock of MBIA Inc.

Exhibit 5	Voting Trust Agreement, dated as of January 30, 2008, by and among MBIA Inc.,
Warburg Pincus Private Equity X, L.P. and U.S. Bank National Association

Exhibit 6	B2-Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common
Stock of MBIA Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current
Report on Form 8-K, filed on February 7, 2008)

Exhibit 7	B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common
Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current
Report on Form 8-K, filed on February 7, 2008)

Exhibit 8	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit
10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

SCHEDULE I

Set forth below are the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and each of the members of Warburg Pincus LLC (including its subsidiaries,
“WP LLC”). WP and WP LLC are hereinafter collectively referred to as the “Reporting Entities.” Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New
York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES

Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC

Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC

David Barr	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC

W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

David W. Dorman	Partner of WP; Member and Senior Advisor of WP LLC

Steven Glenn	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC

Julie A. Johnson Staples	Partner of WP; Member and Managing Director of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP
LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

David Krieger	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP
LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Philip Mintz	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC

Stan Raatz	Partner of WP; Member and Managing Director of WP LLC

Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Patrick Severson	Partner of WP; Member and Managing Director of WP LLC

John Shearburn	Partner of WP; Member and Managing Director of WP LLC

Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

WP & Co. Partners,
L.P.**

Warburg Pincus Principal
Partnership, L.P.***

Warburg Pincus Real Es-
tate Principal Partnership,
L.P.***

Warburg Pincus 2006
Limited Partnership***

Warburg Pincus 2007
Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC
**	New York limited partnership; primary activity is ownership interest in WP
***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES

Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP

Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP

Pedro Aznar (1)	Member and Managing Director of WP LLC

David Barr	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Julian Cheng (2)	Member and Managing Director of WP LLC

Stephen John Coates (3)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP

W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

David W. Dorman	Member and Senior Advisor of WP LLC; Partner of WP

Rajiv Ghatalia (2)	Member and Managing Director of WP LLC

Steven Glenn	Member and Managing Director of WP LLC; Partner of WP

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP

Julie A. Johnson Staples	Member and Managing Director of WP LLC; Partner of WP

Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of
WP

Rajesh Khanna (4)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

David Krieger	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of
WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

David Li (2)	Member and Managing Director of WP LLC

Niten Malhan (4)	Member and Managing Director of WP LLC

Philip Mintz	Member and Managing Director of WP LLC; Partner of WP

Luca Molinari (5)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP

Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP

Leo Puri (4)	Member and Managing Director of WP LLC

Stan Raatz	Member and Managing Director of WP LLC; Partner of WP

Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP

Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (6)	Member and Managing Director of WP LLC

Patrick Severson	Member and Managing Director of WP LLC; Partner of WP

John Shearburn	Member and Managing Director of WP LLC; Partner of WP

Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (2)	Member and Managing Director of WP LLC

Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Simon Turton (3)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (3)	Member and Managing Director of WP LLC

Jeremy S. Young (3)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1) Citizen of Germany
(2) Citizen of Hong Kong
(3)	Citizen of United Kingdom
(4) Citizen of India
(5) Citizen of Italy
(6) Citizen of Canada

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D including any amendments thereto.
This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
Date: February 8, 2008
WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner
WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact